Exhibit 99.1

Focus Media Reports First Quarter 2012 Results

SHANGHAI, China, May 28, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced its unaudited financial results for the first quarter ended March 31, 2012.

Highlights for first Quarter 2012:

● Total net revenue for the first quarter of 2012 was $199.6 million, of which

● aggregate net revenue from the LCD display network, in-store network, poster frame network and movie theater network was $184.3 million, which exceeded by approximately 4% the mid-point of the Company’s guidance range of $177-179 million. This represented an increase of 35% from $136.1 million for the first quarter of 2011 and;

● net revenue from the traditional outdoor billboard network for the first quarter of 2012 was $15.3 million, which exceeded by approximately 9% the mid-point of the guidance range of $13-15 million. This represented an increase of 46% from $10.5 million for the first quarter of 2011.

● GAAP net income attributable to Focus Media was $37.9 million, representing an increase of 85% from $20.5 million for the first quarter of 2011.

● Non-GAAP net income attributable to Focus Media for the first quarter of 2012 was $61.6 million, exceeding the mid-point of the Company’s guidance range of $58-$60 million by 4%, and representing an increase of 45% from non-GAAP net income attributable to Focus Media of $42.4 million for the first quarter of 2011. Please see the below sections on “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP to non-GAAP” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.28, representing an increase of 87% from $0.15 per fully diluted ADS for the first quarter of 2011.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.46, representing an increase of 53% from $0.30 per fully diluted ADS for the first quarter of 2011.

Highlights for Balance Sheet and Cash Flow Results of First Quarter 2012:

● Cash, cash equivalents, restricted cash and short-term investments were $816.8 million as of March 31, 2012, increasing by 8% from $756.6 million as of December 31, 2011. Restricted cash is deposited in bank accounts as security for bank borrowings. These deposits carry fixed interest rates and are released when the related bank borrowings are settled by the Company. Restricted cash was $226.1 million as of March 31, 2012, as compared to $199.3 million as of December 31, 2011, including current restricted cash of 126.3 million and non-current restricted cash of $99.8 million. The short-term investments, consisting of longer term dated cash deposits that earn higher interest rates as compared to cash and cash equivalent, was $228.5 million as of March 31, 2012 as compared to $226.0 million as of December 31, 2011

● Bank loans were $197.6 million inclusive of short-term bank loans of $126.6 million and long-term bank loans of $71.0 million as of March 31, 2012, as compared to bank loans of $171.0 million as of December 31, 2011, which were used to finance the Company’s share repurchases. As of May 28, 2012, the Company has been extended a bank loan facility totaling $300.0 million, of which $100.0 million is long-term and $200.0 million is short-term. Out of the total $300.0 million bank loan facility, $200.0 million has been drawn down by the Company as of May 28, 2012, including short-term bank loan of $100.0 million and long-term bank loan of $100.0 million Operationally, as the Company generates cash inflow in Renminbi onshore, offshore bank loans are used to increase our offshore USD base cash resources mainly for future dividend payouts or share repurchases. The entire bank loan facility was extended based on an equivalent Renminbi onshore cash deposit, which was deposited as restricted cash.

● Net accounts receivable for the LCD display network, in-store network, poster frame network and movie theater network was $226.4 million as of March 31, 2012, a slight decrease of 3% from $232.6 million as of December 31, 2011. Days sales outstanding was 107 days in the first quarter of 2012 versus 78 days for the fourth quarter of 2011. The longer days sales outstanding (“DSO”) in the first quarter of 2012 as compared to that for the fourth quarter of 2011 was attributable to: 1) a change to gross revenues, as a result of the value-added tax implemented in the advertising industry in Shanghai since January 1, 2012; and 2) seasonally slower cash collection at the beginning of the year

● Net cash inflow from operating activities in the first quarter of 2012 was $44.8 million, more than tripling the $14.5 million for the first quarter of 2011.

● Net cash inflow from operating activities for the first quarter of 2012, after deducting the purchases of equipment and subsidiaries was $38.5 million, a significant growth of over $5.0 million for the first quarter of 2011.

● Capital expenditures were $4.9 million for the first quarter of 2012, mostly attributable to upgrading our LCD screens into interactive screens and to network expansion in lower tier cities in China.

● Cash paid for the acquisition of subsidiaries in the first quarter of 2012 was $1.4 million, which was attributable to the expansion of the LCD display network in lower tier cities;

● Cash used for repurchasing shares in the first quarter of 2012 was $6.0 million.

Jason Jiang, Chairman and Chief Executive Officer of Focus Media said, “In the first quarter of 2012, our year-on-year revenue growth was mainly driven by the strength of our poster frame and in-store networks due to their exposure to promotion spending budgets which tend to be less affected by macroeconomic uncertainty, mitigating slower growth of our LCD network which was affected by cut back on branding budgets, which tend to be impacted by macroeconomic uncertainties. We have since second quarter of 2012 seen some form of stabilization in the advertising environment including branding spending, despite we have yet to see return to normalization. We remain confident and will continue to strive to achieve our business objectives for the year.”

Kit Low, the Company Chief Financial Officer added, “We continue to register gross margin expansion for the Company on a year-on-year basis, which was helped by diversification of our revenue sources from our various business lines. In the first quarter of 2012, the Company achieved aggregate net revenue year-on-year growth in our LCD display, poster frame business, in-store and movie theater network of 35%. GAAP net income attributable to Focus Media and Non-GAAP net income attributable to Focus Media for the first quarter of 2012 was $37.9 million and $61.6 million, respectively. In the first quarter of 2012, the Company generated a net cash inflow from operating activities after deducting the purchases of equipment and subsidiaries of $38.5 million. ”

First Quarter 2012 financial results

Advertising net revenue from the LCD display network was $87.6 million for the first quarter of 2012, representing an increase of 6% from $82.5 million for the first quarter of 2011. The slower year-on-year growth as compared to previous quarters was mainly driven by a combination of macro-economic uncertainty and an earlier Chinese Lunar New Year which we believe pulled some of the otherwise first quarter 2012 advertising budget into fourth quarter of 2011. It also represented a decrease of 36% from $137.4 million for the fourth quarter of 2011 due to seasonality and we believe also magnified by an earlier Chinese Lunar New Year.

Advertising net revenue from the poster frame network was $65.7 million for the first quarter of 2012, representing an increase of 82% from $36.1 million for the first quarter of 2011 which was driven by the strength of promotional budget spending in the market as well as a more stabilized competitive environment of the poster frame business. It also represented a slight increase of 2% from $64.5 million for the fourth quarter of 2011.

Advertising net revenue from the in-store network was $12.7 million for the first quarter of 2012, representing an increase of 34% from $9.5 million for the first quarter of 2011 and a decrease of 21% from $16.1 million for the fourth quarter of 2011 due to seasonality.

Advertising net revenue from the movie theater network was $18.4 million for the first quarter of 2012, more than doubling the $8.0 million for the first quarter of 2011 which was attributable to robust growth of Chinese box office as well as robust execution by the business division. It also represented a decrease of 11% from $20.8 million for the fourth quarter of 2011 due to seasonal factors.

Advertising net revenue from the traditional outdoor billboard network was $15.3 million for the first quarter of 2012, representing an increase of 46% from $10.5 million for the first quarter of 2011 which was primarily helped by the revenue consolidated from the four subsidiaries acquired in the second half of 2011. It also represented a decrease of 13% from $17.6 million for the fourth quarter of 2011 which was due to seasonality.

Non-GAAP gross profit from the LCD display network for the first quarter of 2012 was $62.6 million, a slight decrease of 2% from $64.2 million for the first quarter of 2011 which was attributable to an increase in the expenses associated with interactive screens including depreciation, and labor expenses as well as rental expenses due to footprint expansion. It also represented a decrease of 45% from $113.6 million for the fourth quarter of 2011 which was mainly due to quarter-on-quarter revenue decline.

Non-GAAP gross profit from the poster frame network for the first quarter of 2012 was $36.5 million, more than tripling the $11.6 million for the first quarter of 2011 due to significant year-on-year growth of revenues, and representing a slight increase of 2% from $35.9 million for the fourth quarter of 2011.

Non-GAAP gross profit from the in-store network for the first quarter of 2012 was $7.1 million, representing an increase of 87% from $3.8 million for the first quarter of 2011 and a decrease of 45% from $12.8 million in the fourth quarter of 2011 which was due to the seasonal revenue decline.

Non-GAAP gross profit from the movie theater network for the first quarter of 2012 was $12.0 million, a significant growth over $1.8 million for the first quarter of 2011, and a decrease of 13% from $13.8 million for the fourth quarter of 2011 which was due to seasonal revenue decline.

Non-GAAP gross profit from the traditional outdoor billboard network for the first quarter of 2012 was $3.2 million, an increase of 77% from $1.8 million for the first quarter of 2011 and an increase of 23% from $2.6 million for the fourth quarter of 2011.

Non-GAAP operating expenses for the first quarter of 2012 was $47.3 million, an increase of 28% from $37.0 million for the first quarter of 2011, which was mainly attributable to an increase in selling and marketing expenses resulting from revenue growth. It also represented a decrease of 24% from $64.0 million for the fourth quarter of 2011 which was also attributable to a decrease in selling and marketing expenses in line with the seasonal revenue decline.

In the first quarter of 2012, the provision for income taxes included withholding tax amounting to $2.3 million, which was accrued based on the expected amount of dividend to be distributed from the domestic operating arm to our offshore holding company, which is subject to PRC’s withholding tax rate of 10%.

Net cash provided by operating activities for the first quarter of 2012 was $44.8 million, more than tripling the $14.5 million for the first quarter of 2011.

Net cash used in investing activities for the first quarter of 2012 was $34.9 million. In the first quarter of 2012, the Company incurred capital expenditures of $4.9 million and subsidiary acquisition payments of $1.4 million. Meanwhile, the Company incurred net cash outflows from investment in short-term investments and deposits in restricted cash of $28.7 million during the quarter. Short-term investments are longer term dated cash deposits normally with maturities between three and twelve months that earn higher interest rate as compared to cash and cash equivalents. Restricted cash is deposited in bank accounts as security for bank borrowings.

Net cash provided by financing activities for the first quarter of 2012 was $20.5 million. In the first quarter of 2012, the Company received net cash inflow from the proceeds of bank loans of $26.5 million and the Company used $6.0 million in share repurchases during the quarter.

Operating Data Summary

As a supplementary operating metric, the Company has historically provided investors with information regarding the number of displays in our networks. In order to help the investors gain a better understanding of our media platform and the differentiations between different types of devices and to align this operating metrics with our internal financial reporting, starting from the fourth quarter of 2011, the Company has decided to re-categorize the LCD 1.0 picture frame devices from the LCD display network division into the poster frame network division for screen count purposes. As such, the Company is providing a breakdown of operating data as follows:

1) The approximate number of displays in the LCD display network was as follows:

	As of March 31, 2012	As of December 31, 2011
LCD screens	128,901	122,115
LCD 2.0 digital picture screens	34,375	33,636
Total for LCD display network (note)	163,276	155,751

Note: LCD screens have excluded LCD 1.0 picture frame devices since the fourth quarter of 2011. The increase in the total number of LCD screens and LCD 2.0 digital picture screens as of March 31, 2012 as compared to that as of December 31, 2011 was due to organic network expansion. Of the total LCD screens of 128,901 as of March 31, 2012, 9,157 screens were operated through our regional distributors.

2). The approximate number of devices in the poster frame network was as follows:

	As of March 31, 2012	As of December 31, 2011
Frame 1.0 picture frames (note)	473,360	445,126
Frame 2.0 digital picture screens	35,575	35,050
Total	508,935	480,176

Note: Frame 1.0 picture frames have included LCD 1.0 picture frame devices since the fourth quarter of 2011. The increase in the total number of Frame 1.0 picture frames as of March 31, 2012 as compared to that as of December 31, 2011 was due to organic network expansion.

3) The total number of displays installed in our in-store network was approximately 49,330 as of March 31, 2012, as compared to 50,076 as of December 31, 2011. The slight decrease was due to the optimization of the network in convenience stores.

4) The number of movie screens on which the Company had right to lease advertising time as of March 31, 2012 was approximately 2,190, unchanged from December 31, 2011.

Business Outlook for Second Quarter 2012

The Company provides the following guidance with respect to the quarter ending June 30, 2012:

Net revenues for the core business (inclusive of the LCD display network, the in-store network, the poster frame network and the movie theater network) are expected to be in the range of $211-$213 million, the mid-point of which would represent year-on-year growth of 28% and quarter on quarter growth of 15%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $13-$15 million. The Company’s non-GAAP net income is expected to be in the range of $78-$80 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 133.8 million, assuming no further share repurchases during the quarter.

Announced Share Repurchase Program

As of May 28, 2012, the Company has cumulatively spent $491 million in share repurchases out of the share repurchase program totaling $650 million. The Company spent an additional $35.4 million in share repurchases between April 1, 2012 and May 28, 2012.

Payment of announced recurring payout

Focus Media announced on January 10, 2012 that the Company is committed to a 55% annual payout based on prior year non-GAAP net income. Of which 25% of the payout is expected to be dividend payments to be paid on a quarterly basis, which will be paid out in the following calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively, while the remaining 30% payout is expected to be either dividend payments and/or share repurchases. The payout commences in 2012 in respect of Focus Media’s non-GAAP net income for 2011.

Based on the Company 2011 non-GAAP net income of $284.1 million, a cash dividend of US$0.0274 per ordinary share (or US$0.137 per American Depositary Share) was already paid on April 16, 2012 to shareholders of record as of the close of business on March 30, 2012. Meanwhile, the board of directors has approved a cash dividend of US$0.0272 per ordinary share (or US$0.136 per American Depositary Share) to be payable on July 16, 2012 to shareholders of record as of the close of business on June 29, 2012.

Value-added tax reform in Shanghai

The government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax on selected sectors including the advertising sector, in Shanghai effective January 1, 2012. The value-added tax rate applicable to the subsidiaries of our group in Shanghai is 6% as compared to the 5% business tax rate which was applicable prior to the reform.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of March 31, 2012, which was $1 to RMB 6.2943. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the first quarter of 2012, which was $1 to RMB 6.3088. Translation adjustments are reported as cumulative translation adjustments and are a separate component of other comprehensive income.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted earnings per ADR, all excluding share-based compensation expenses, amortization of acquired intangible assets and loss from equity method investee. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting for future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly excluding share-based compensation expenses, amortization of acquired intangible assets and loss from equity method investee. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollars in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended March 31, 2012
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	61,157	483	943	—	62,583
Poster frame network	36,303		212	—	36,515
In-store network	7,061	—	—	—	7,061
Movie theater network	12,036	—	—	—	12,036
Traditional outdoor billboard network	2,160	—	1,044	—	3,204

Total Gross Profit	118,717	483	2,199	—	121,399

General and administrative	30,104	(15,435)	—	—	14,669
Selling and marketing	38,642	(1,402)	(1,123)	—	36,117
Other operating income, net	(3,523)	—	—	—	(3,523)

Total operating expense	65,223	(16,837)	(1,123)	—	47,263

Operating profit from continuing operations	53,494	17,320	3,322	—	74,136
Profit from continuing operations before income taxes and loss from equity method investee	56,853	17,320	3,322	—	77,495
Net profit from continuing operations	37,511	17,320	3,322	3,025	61,178
Net income attributable to Focus Media	37,911	17,320	3,322	3,025	61,578

Basic net income attributable to Focus Media per ADS	0.29				0.48
Diluted net income attributable to Focus Media per ADS	0.28				0.46

ADS used in calculating basic income per ADS	129,292,048				129,292,048

ADS used in calculating diluted income per ADS	133,702,219				133,702,219

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended December 31, 2011
	GAAP	(1)	(2)	(3)	Non-GAAP
Gross Profit
LCD display network	112,183	286	1,100	—	113,569
Poster frame network	35,036	—	890	—	35,926
In-store network	12,797	—	—	—	12,797
Movie theater network	13,803	—	—	—	13,803
Traditional outdoor billboard network	1,624	—	1,020	—	2,644

Total Gross Profit	175,443	286	3,010	—	178,739

General and administrative	37,561	(14,267)	—	—	23,294
Selling and marketing	50,843	(1,029)	(1,474)	—	48,340
Other operating income, net	(8,172)	—	—	—	(8,172)

Total operating expense	80,232	(15,296)	(1,474)	—	63,462

Operating profit from continuing operations	95,211	15,582	4,484	—	115,277
Profit from continuing operations before income taxes and loss from equity method investee	99,264	15,582	4,484	—	119,330
Net profit from continuing operations	35,505	15,582	4,484	38,883	94,454
Net income attributable to Focus Media	37,098	15,582	4,484	38,883	96,047

Basic net income attributable to Focus Media per ADS	0.28				0.73
Diluted net income attributable to Focus Media per ADS	0.27				0.70

ADS used in calculating basic income per ADS	132,238,128				132,238,128

ADS used in calculating diluted income per ADS	137,138,086				137,138,086

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

	Three months ended March 31, 2011
	GAAP	(1)	(2)	(3)	Non- GAAP
Gross Profit
LCD display network	62,880	196	1,094	—	64,170
Poster frame network	10,374	—	1,178	—	11,552
In-store network	3,811	—	—	—	3,811
Movie theater network	1,769	—	16	—	1,785
Traditional outdoor billboard network	1,387	—	445	—	1,832

Total Gross Profit	80,221	196	2,733	—	83,150

General and administrative	26,624	(14,154)	—	—	12,470
Selling and marketing	31,201	(917)	(1,058)	—	29,226
Other operating income, net	(4,705)	—	—	—	(4,705)

Total operating expense	53,120	(15,071)	(1,058)	—	36,991

Operating profit from continuing operations	27,101	15,267	3,791	—	46,159
Profit from continuing operations before income taxes and loss from equity method investee	29,462	15,267	3,791	—	48,520
Net profit from continuing operations	19,781	15,267	3,791	2,774	41,613
Net income attributable to Focus Media	20,549	15,267	3,791	2,774	42,381

Basic net income from continuing operations per ADS	0.15				0.31
Diluted net income from continuing operations per ADS	0.14				0.30
Basic net income attributable to Focus Media per ADS	0.15				0.31
Diluted net income attributable to Focus Media per ADS	0.15				0.30

ADS used in calculating basic income per ADS	135,594,008				135,594,008

ADS used in calculating diluted income per ADS	140,394,354				140,394,354

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from equity method investee (VisionChina)

CONFERENCE CALL

1) The Company will host a conference call to discuss the first quarter 2012 results at 9:00 p.m. U.S. Eastern Time on May 28, 2012 (6:00 p.m. U.S. Pacific Time on May 28, 2012 and 9:00 a.m. Beijing/Hong Kong Time on May 29, 2012). The dial-in details for the live conference call are set forth below:

International Toll Dial-In Number: + 65.6723.9381

Local Dial-In Number(s):
China, Domestic Mobile: 400.620.8038
China, Domestic: 800.819.0121
Hong Kong: +852.2475.0994
United States: +1.718.354.1231

International Toll Free Dial-in Number(s):
Hong Kong: +852.800.930.346
United States: +1.866.519.4004

Conference ID # 82274147

2) A replay of the call will be available from May 29, 2012 12:00am until June 5, 2012 9:59am (US Eastern Time). The dial-in details for the replay are set forth below:

International Toll Dial-In Number: +61.2.8235.5000

Local Dial-In Number(s):
China: 400.692.0026
United States: +1.718.354.1232

International Toll Free Dial-in Number(s):
China North: 10800.714.0386
China South: 10800.140.0386
Hong Kong: +852. 800.901.596
United States: +1.866.214.5335

Conference ID # 82274147

Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2012-03-31	2011-12-31	2011-03-31
ASSETS
Current assets
Cash and cash equivalents	362,267	331,218	361,061
Restricted cash	126,291	99,673
Short-term investments	228,453	226,047	196,852
Accounts receivable, net	246,420	249,206	175,045
Prepaid expenses and other current assets	66,424	62,604	42,547
Deposit paid for acquisition of subsidiaries	—	—	1,174
Rental deposits	60,467	60,913	46,797
Other current assets	2,856	3,222	1,951

Total current assets	1,093,178	1,032,883	825,427
Restricted cash	99,778	99,673	—
Rental deposits, non-current	2,838	4,047	5,166
Equipment, net	76,090	79,042	67,699
Acquired intangible assets, net	31,732	35,025	20,918
Goodwill	459,720	459,113	427,252
Investment under equity method	17,788	20,534	58,474
Other long term assets	10,500	11,120	12,468
Total assets	1,791,624	1,741,437	1,417,404

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loan	126,632	100,000	—
Accounts payable	16,810	19,448	17,603
Accrued expenses and other current liabilities	164,502	173,754	119,560
Income taxes payable	33,807	35,463	292
Amount due to related parties	1,746	2,196	2,336
Deferred tax liabilities	33,585	33,550	23,867

Total current liabilities	377,082	364,411	163,658
Long-term loan	71,000	71,000	—
Long-term payable	13,703	13,106	—
Deferred tax liabilities, non-current	19,020	20,099	9,982

Total liabilities	480,805	468,616	173,640

Equity
Ordinary shares	32	32	34
Additional paid in capital	1,550,575	1,533,617	1,700,879
Subscription receivable	—	—	(203)
Accumulated deficit	(380,012)	(400,276)	(542,403)
Accumulated other comprehensive income	120,951	119,796	85,307

Total Focus Media equity	1,291,546	1,253,169	1,243,614
Non-controlling interests	19,273	19,652	150

Total equity	1,310,819	1,272,821	1,243,764

Total liabilities and equity	1,791,624	1,741,437	1,417,404

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S Dollars in thousands, except earnings per ADS and ADS data)

	Three months ended

	2012-03-31	2011-12-31	2011-03-31
Revenues
LCD display network	92,011	150,452	90,024
In-store network	13,005	17,559	10,405
Poster frame network	70,610	70,595	39,282
Movie theater network	18,902	21,658	8,434
Traditional outdoor billboard network	15,558	18,052	10,622

Total gross revenues	210,086	278,316	158,767
Less: Sales taxes	10,488	21,897	12,192

Total net revenue (note 1)	199,598	256,419	146,575

Cost of revenues
LCD display network	26,397	25,228	19,624
In-store network	5,607	3,258	5,701
Poster frame network	29,401	29,511	25,705
Movie theater network	6,377	6,980	6,189
Traditional outdoor billboard network	13,099	16,002	9,135

Total cost of revenues	80,881	80,979	66,354

Gross profit	118,717	175,440	80,221

Operating expenses
General and administrative	30,104	37,561	26,624
Selling and marketing	38,642	50,843	31,201
Other operating income, net	(3,523)	(8,171)	(4,705)

Total operating expenses	65,223	80,233	53,120

Operating profit	53,494	95,207	27,101
Interest income	4,478	4,637	2,361
Interest Expense	(1,119)	(584)	—
Income from continuing operations before income taxes and loss from equity method investee	56,853	99,260	29,462
Provision for income taxes	16,317	24,878	6,907
Loss from equity method investee	3,025	38,882	2,774
Net income from continuing operations	37,511	35,500	19,781
Net loss attributable to non-controlling interests	400	1,593	768

Net income attributable to Focus Media	37,911	37,093	20,549

Net income attributable to Focus Media per ADS
-basic	0.29	0.28	0.15

-diluted	0.28	0.27	0.15

ADS used in calculating basic income per ADS	129,292,048	132,238,128	135,594,008

ADS used in calculating diluted income per ADS	133,702,219	137,138,086	140,394,354

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S Dollars in thousands, except earnings per ADS and ADS data)
	Three months ended

	2012-03-31	2012-03-31	2012-03-31
Net income from continuing operations	37,511	35,500	19,781
Other comprehensive income, net of tax
Foreign currency translation adjustments	897	8,255	6,731
Share of post-acquisition movements in equity investee’s other comprehensive income	277	256	245

Comprehensive income	38,685	44,011	26,757
Comprehensive loss attribute to non-controlling interests	(379)	(1,430)	(760)

Comprehensive income attribute to Focus Media	39,064	45,441	27,517

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended
	2012-03-31	2011-12-31	2011-03-31
Gross revenues
LCD display network	92,011	150,452	90,024
In-store network	13,005	17,559	10,405
Poster frame network	70,610	70,595	39,282
Movie theater network	18,902	21,658	8,434
Traditional outdoor billboard network	15,558	18,052	10,622
Total gross revenues	210,086	278,316	158,767

Less: Sales taxes
LCD display network	4,457	13,044	7,519
In-store network	337	1,504	893
Poster frame network	4,906	6,048	3,203
Movie theater network	489	875	477
Traditional outdoor billboard network	299	426	100
Total sales tax	10,488	21,897	12,192

Net revenues
LCD display network	87,554	137,408	82,505
In-store network	12,668	16,055	9,512
Poster frame network	65,704	64,547	36,079
Movie theater network	18,413	20,783	7,957
Traditional outdoor billboard network	15,259	17,626	10,522
Total net revenues	199,598	256,419	146,575

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollars in thousands)
		Three months ended
	2012-03-31	2011-12-31	2011-03-31
Operating activities:
Net income	37,511	35,500	19,781
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expenses	(214)	5,755	2,000
Share-based compensation	17,320	15,582	15,267
Depreciation	7,343	7,601	7,076
Amortization of acquired intangible assets	3,322	4,484	3,791
Loss from equity method investee	3,025	38,882	2,774
Change in fair value of contingent consideration liabilities for acquisition of subsidiaries	697	—	—
Others	416	(200)	35
Net changes in current assets and current liabilities, net of effects of acquisitions	(24,587)	21,189	(36,206)

Net cash provided by operating activities	44,833	128,793	14,518

Investing activities:
Purchase of equipment and other long term assets	(4,929)	(15,494)	(5,869)
Payment to acquire subsidiaries, net of cash acquired	(1,394)	(606)	(3,611)
Investment in equity method investee	—	—	(48,803)
Cash deposited as restricted cash	(26,514)	—	—
Proceeds received from the sale of short-term investments	179,845	166,643	55,054
Proceeds used in investment in short-term investments	(182,014)	(186,371)	(112,964)
Proceeds received from disposal of fixed assets	101	100	299
Disposal of subsidiaries	—	—	7,296
Net cash used in investing activities	(34,905)	(35,728)	(108,598)

Financing activities:
Proceeds received from bank loans	26,453	216,000	—
Cash used for repayment of short-term bank loans	—	(75,000)	—
Cash used for share repurchase	(5,966)	(144,269)	(3,000)
(Repayment to) capital injection from non-controlling interests	—	(321)	(76)
Proceeds from issuance of ordinary shares, net of issuance costs	13	1,236	317
Net cash provided by/(used in) financing activities	20,500	(2,354)	(2,759)

Effect of exchange rate changes	621	4,532	3,424

Net increase (decrease) in cash and cash equivalents	31,049	95,243	(93,415)
Cash and cash equivalents, beginning of period	331,218	435,322	454,476

Cash and cash equivalents, end of period	362,267	530,565	361,061

Supplemental disclosure of cash flow information:
Income taxes paid	17,469	2,970	14,767
Interest paid	1,003	560	—

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	20,330	19,584	3,711